UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.12)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 401,915,002*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 401,915,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,915,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Twelfth Amendment (as defined below) are calculated based on 1,093,091,916 issued and outstanding ArcelorMittal Shares (as defined below) as of May 18, 2020, as published on the website of ArcelorMittal and the $100 million in principal amount of Convertible Notes (as defined below) acquired by Lumen Investments S.à r.l. from ArcelorMittal on May 18, 2020 becoming convertible into ArcelorMittal Shares within 60 days following May 29, 2020 at the Minimum Conversion Ratio.

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,575
	8	SHARED VOTING POWER 401,915,002
	9	SOLE DISPOSITIVE POWER 305,575
	10	SHARED DISPOSITIVE POWER 401,915,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,220,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,500
	8	SHARED VOTING POWER 401,915,002
	9	SOLE DISPOSITIVE POWER 25,500
	10	SHARED DISPOSITIVE POWER 401,915,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,940,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 401,915,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 401,915,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,915,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,256,654
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,256,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,256,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,658,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,658,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,658,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 12 (the “Twelfth Amendment”) to Schedule 13D amends and supplements Amendment No. 11 to Schedule 13D, filed May 13, 2020, Amendment No. 10 to Schedule 13D, filed April 12, 2016, Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Twelfth Amendment have the meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or other Consideration

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The acquisition of $100,000,000 in principal amount of the Convertible Notes (more fully described in Item 4) was financed from cash on hand and with funds raised from parent company equity contributions.

Other than as set forth above, to the knowledge of the Reporting Persons, no material acquisition of beneficial ownership of ArcelorMittal Shares has been made by any of the persons named in Item 2 of the Statement since the filing of the Eleventh Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The first four disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with with the following:

On May 11, 2020, ArcelorMittal conducted an underwritten offering of 5.50% Mandatorily Convertible Subordinated Notes due 2023 in an aggregate principal amount of $1,250,000,000 (such notes, the “Convertible Notes”). On May 18, 2020, Lumen acquired $100,000,000 in principal amount of the Convertible Notes (the “Acquired Convertible Notes”). The Acquired Convertible Notes may, after July 28, 2020, be convertible by their terms into ArcelorMittal Shares subject to certain exceptions, as more fully described in Item 6. Accordingly, the persons named in Item 2 of the Statement may become beneficial owners of the Acquired Convertible Notes as of the date of this Twelfth Amendment.

In connection with an extraordinary shareholders’ meeting of ArcelorMittal where a resolution is put before the shareholders to approve a share capital increase, the purpose of which is to permit ArcelorMittal to issue ArcelorMittal Shares in order to fulfill its obligations under the Convertible Notes, Lumen and Nuavam intend to vote in favor of such a resolution.

The description of the Convertible Notes set forth in Item 6 of this Twelfth Amendment is incorporated by reference herein.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5(a)-(c) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 329,075,814 ArcelorMittal Shares and may also have the option to convert its Acquired Convertible Notes into 9,180,840 of ArcelorMittal Shares within 60 days of the date of this Twelfth Amendment. Accordingly, Lumen is the beneficial owner of 338,256,654 ArcelorMittal Shares in total, representing 30.7% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 63,658,348 ArcelorMittal Shares, representing 5.8% of the ArcelorMittal Shares outstanding.

Grandel is the indirect owner of 401,915,002 ArcelorMittal Shares, representing 36.5% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 401,915,002 ArcelorMittal Shares, representing 36.5% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 2 of the Statement.

Mr. Mittal is the direct owner of 286,742 ArcelorMittal Shares and holds options to acquire an additional 18,833 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 402,220,577 ArcelorMittal Shares in total, representing 36.5% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 293,773 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 49,431 may vest in 2021, 154,409 may vest in 2022 and 89,933 may vest in 2023. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs.

Mrs. Mittal is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 401,940,502 ArcelorMittal Shares in total, representing 36.5% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal Shares and holds options to acquire an additional 15,067 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 256,957 PSUs of which 40,653 may vest in 2021, 133,720 may vest in 2022 and 82,584 may vest in 2023. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 8,500, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 1,102,809,772 ArcelorMittal Shares issued as of May 18, 2020, as published on the website of ArcelorMittal, of which 9,717,856 were held by the Company as treasury stock and the Acquired Convertible Notes converted at the Minimum Conversion Ratio resulting in a balance of 1,102,272,756 ArcelorMittal Shares outstanding as of May 29, 2020.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 329,075,814 ArcelorMittal Shares. In addition, Lumen also holds the Acquired Convertible Notes, which it may be entitled to convert into 9,180,840 ArcelorMittal Shares within 60 days after the date of this Twelfth Amendment and would at such time have the power to vote or direct the vote or dispose of such ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 338,256,654 ArcelorMittal Shares, representing 30.7% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Nuavam. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares, representing 5.8% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. In addition, Grandel would also have shared voting and dispositive power over the 9,180,840 ArcelorMittal Shares which the Acquired Convertible Notes may be converted into within 60 days after the date of this Twelfth Amendment and, accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 401,915,002 ArcelorMittal Shares, representing 36.5% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 392,734,162 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. In addition, the Trustee would also have shared voting and dispositive power over the 9,180,840 ArcelorMittal Shares which the Acquired Convertible Notes may be converted into within 60 days after the date of this Twelfth Amendment and, accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 401,915,002 ArcelorMittal Shares, representing 36.5% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 286,742 ArcelorMittal Shares that he owns directly. Mr. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 18,833 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, these represent less than 0.1% of the ArcelorMittal Shares outstanding. Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 401,915,002 ArcelorMittal Shares beneficially owned by him, representing 36.5% of the ArcelorMittal Shares outstanding. See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 401,915,002 ArcelorMittal Shares beneficially owned by her, representing 36.5% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 120,413 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 15,067 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 8,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

(c) Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the headings “Convertible Notes” and “Lock-up Agreement” in their entirety and replacing them with the following:

Convertible Notes

On May 18, 2023 (the “Maturity Date”), unless previously converted or purchased and canceled, the Convertible Notes will be mandatorily converted into between a minimum conversion ratio of 2.29521 ArcelorMittal Shares and a maximum conversion ratio of 2.69687 ArcelorMittal Shares for each $25 principal amount of Convertible Notes, subject to adjustments set forth in the prospectus supplement prepared by ArcelorMittal in connection with the offering of the Convertible Notes. The maximum conversion price for the Convertible Notes is initially $10.89 per ArcelorMittal Share and the minimum conversion price is initially $9.27 per ArcelorMittal Share (as further described in the terms and conditions of the Convertible Notes). The Convertible Notes are subject to an initial non-conversion period prior to July 28, 2020 (the “Initial Non-Conversion Period”). If a shareholder resolution approving sufficient authorized capital for the issuance of the maximum number of ArcelorMittal Shares deliverable upon conversion of the Convertible Notes is not passed by July 28, 2020, ArcelorMittal may elect to redeem the Convertible Notes at the greater of (i) 102% of the principal amount of the Convertible Notes, together with accrued interest; and (ii) 102% of the Fair Note Value (as defined in, and subject to, the terms and conditions of the Convertible Notes) of the Convertible Notes, together with accrued interest. Following the Initial Non-Conversion Period to, and including, the 25th trading day prior to the Maturity Date, a holder may elect to convert its Convertible Notes, in whole or in part, at the minimum conversion ratio set forth above. During the conversion period for the Convertible Notes, ArcelorMittal may elect to cause the conversion of the Convertible Notes in whole but not in part, at the maximum conversion ratio set forth above, together with a cash make-whole payment and a cash payment in respect of accrued and unpaid interest. Certain other events give rise either to either a mandatory conversion of the Convertible Notes or a right for a holder to convert the Convertible Notes at conversion prices different than those set forth above.

The foregoing summary of the terms and conditions of the Convertible Notes is qualified by reference to the full text of the description of the notes set forth in the prospectus supplement prepared by ArcelorMittal in connection with the offering of the Convertible Notes, a copy of which is included as Exhibit 7 to this Statement and which is incorporated herein by reference.

Lock-Up Agreement

As discussed in Item 4 above, on May 11, 2020, ArcelorMittal entered into an underwriting agreement in connection with the Convertible Notes and the Share Offering. The underwriting agreement provided as a closing condition that Lumen and Nuavam each execute a lock-up agreement (the “Lock-up Letter”) whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any ArcelorMittal Shares, the Acquired Convertible Notes or other securities exchangeable for or convertible into ArcelorMittal Shares owned by them for a period of at least 180 days from May 11, 2020, subject to certain limited exceptions or the prior written consent of the representatives of the underwriters.

The foregoing summary of the terms of the Lock-up Letter is qualified in its entirety by reference to the full text of the Lock-Up Letter, a copy of which is included as Exhibits 8 to this Statement and which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010
5****	Articles of Association of Grandel Limited
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7******	Prospectus Supplement of ArcelorMittal, dated May 11, 2020
8*******	Lock-up Letter of Nuavam Investments S.à r.l. and Lumen Investments S.à r.l., dated May 11, 2020

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.
******	Incorporated by reference to the SEC filing pursuant to Securities Act Rule 424(b)(5) by the Company on May 13, 2020.

*******	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.11) filed with the Commission on May 13, 2020.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 29, 2020

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

By:	/s/ Peter Stent
Name:	Peter Stent
Title:	Authorised Signatory

By:	/s/ James Dingle
Name:	James Dingle
Title:	Authorised Signatory

GRANDEL LIMITED

By:	/s/ Matthew Torres
Name:	Matthew Torres
Title:	Director

By:	/s/ Michael Castiel
Name:	Michael Castiel
Title:	Director

Lumen Investments S.à r.l.

By:	/s/ François-Xavier Goossens
Name:	François-Xavier Goossens
Title:	Class A Manager

By:	/s/ Akiza Aramazani
Name:	Akiza Aramazani
Title:	Class A Manager

NUAVAM INVESTMENTS S.À R.L.

By:	/s/ François-Xavier Goossens
Name:	François-Xavier Goossens
Title:	Class A Manager

By:	/s/ Akiza Aramazani
Name:	Akiza Aramazani
Title:	Class A Manager